

April 30, 2014

<u>Via E-Mail</u>
Ms. Cynthia J. Devine
Chief Financial Officer
Tim Horton's, Inc.
874 Sinclair Road, Oakville
Ontario, Canada L6K 2Y1

      Re: Tim Horton's, Inc.
               Form 10-K for the year ended December 29, 2013
               Filed February 25, 2014
               File No. 001-32843

Dear Ms. Devine:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Linda Cvrkel

                                 Linda Cvrkel
                                 Branch Chief